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EFFECTIVE AUGUST 23RD, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) September 1, 2004

ROYAL GOLD, INC.

(Exact name of registrant as specified in its charter)

Delaware	0-5664	84-0835164
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1660 Wynkoop Street, Suite 1000, Denver, CO	80202-1132
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code 303-573-1660

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   **Regulation FD Disclosure**

The following information is furnished pursuant to Item 7.01 "Regulation FD Disclosure."

On September 1, 2004, Royal Gold, Inc. announced its fourth quarter dividend. The information contained in the press release dated September 1, 2004, regarding the Company's dividend is incorporated herein by reference and is filed as Exhibit 99.1 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Royal Gold, Inc.
(Registrant)

By: */s/ Karen Gross*

Name: Karen Gross

Title: Vice President & Corporate Secretary

Dated: September 1, 2004

Exhibit 99.1

1660 Wynkoop St., Suite 1000
Denver, Colorado 80202-1132
PHONE: 303 573-1660
FAX: 303 595-9385
EMAIL: royalgold@royalgold.com
www.royalgold.com

NEWSRELEASE



RoyalGold,Inc

FOR IMMEDIATE RELEASE: **FOR FURTHER INFORMATION CONTACT**:

Stanley Dempsey, Chairman & CEO
Karen Gross, Vice President & Corporate Secretary
(303) 573-1660

ROYAL GOLD ANNOUNCES FOURTH QUARTER DIVIDEND

   DENVER, COLORADO.   **SEPTEMBER 1, 2004:   ROYAL GOLD, INC. (NASDAQ:RGLD; TSX:RGL)** today announced that its Board of Directors has declared its fourth quarter dividend of US$0.0375 per share of common stock. The dividend is payable on October 15, 2004, to shareholders of record at the close of business on October 1, 2004. The Company has paid dividends since 2000.

   Royal Gold is a precious metals royalty company engaging in the acquisition and management of precious metals royalty interests. Royal Gold is publicly traded on the NASDAQ National Market System, under the symbol "RGLD" and on the Toronto Stock Exchange, under the symbol "RGL." The Company's web page is located at **www.royalgold.com.**